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                                  UNITED STATES
                        SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   SCHEDULE 13D

                     Under the Securities Exchange Act of 1934
                             (Amendment No. ______)*

                               IVI Checkmate Corp.
     -----------------------------------------------------------------------
                                 (Name of Issuer)

                       Common Stock, par value $0.01 per share
     ------------------------------------------------------------------------
                           (Title of Class of Securities)

                                     450928 10 6
                           ------------------------------
                                   (CUSIP Number)

                               M. Hill Jeffries, Esq.
                                  Alston & Bird LLP
                             1201 West Peachtree Street
                               Atlanta, Georgia 30309
                                   (404) 881-7000
     ------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized to
                        Receive Notices and Communications)

                                   June 25, 1998
              -------------------------------------------------------
              (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.



Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                             Page 1 of 10 Pages

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                              SCHEDULE 13D

---------------------                                ----------------------
CUSIP No. 450928 10 6                                Page  2  of  10  Pages
---------------------                                ----------------------


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 (1) NAME OF REPORTING PERSON.
         Dudley L. Moore, Jr.

     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

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 (2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a)  /x/
                                                                       (b)  / /
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 (3) SEC USE ONLY

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 (4) SOURCE OF FUNDS
          OO
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 (5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                                     / /
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 (6) CITIZENSHIP OR PLACE OF ORGANIZATION
             UNITED STATES
-------------------------------------------------------------------------------
                              (7) SOLE VOTING POWER
    NUMBER OF                        632,091
      SHARES                 --------------------------------------------------
   BENEFICIALLY               (8) SHARED VOTING POWER
     OWNED BY                         0
      EACH                   --------------------------------------------------
    REPORTING                 (9) SOLE DISPOSITIVE POWER
     PERSON                          632,091
      WITH                   --------------------------------------------------
                             (10) SHARED DISPOSITIVE POWER
                                      0
-------------------------------------------------------------------------------
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        632,091
-------------------------------------------------------------------------------
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  / /

-------------------------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        3.9%**
-------------------------------------------------------------------------------
(14) TYPE OF REPORTING PERSON
     IN
-------------------------------------------------------------------------------
 ** The percentage indicated represents the percentage of the total outstanding shares of the common stock of the Company as of June 25, 1998.
The total number of outstanding shares of common stock of the Company used to calculate the total outstanding shares of the common stock of the Company as of June 25, 1998 includes the total number of outstanding Exchangeable Shares of International Verifact Inc. (n/k/a IVI Checkmate Ltd.), which, through a Voting and Exchange Trust Agreement and the Issuer's Series B Special Voting Preferred Stock, entitle the holder thereof to all of the rights of a holder of the Issuer's Common Stock.

                               Page 2 of 10 Pages


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Item 1. Security and Issuer

    This statement relates to the common stock, $.01 par value per share (the "Company Common Stock"), of IVI Checkmate Corp., a Delaware corporation (the "Company"). The Company's principal executive offices are located at 1003 Mansell Road, Roswell, Georgia 30076.

Item 2. Identity and Background

    This statement is being filed individually by Dudley L. Moore, Jr., a citizen of the United States of America ("Mr. Moore"), who is part of a "group" pursuant to Rule 13d-1(k)(2). The "group" consists of Mr. Moore,
J. Stanford Spence, a citizen of the United States of America ("Mr. Spence"), and Ingenico S.A., an entity incorporated under the laws of France ("Ingenico").

    Mr. Moore's business address is 1000 Parkwood Circle, #1000, Atlanta, Georgia 30339. Mr. Moore is the Managing General Partner of Moore Investment Group, LLLP (Cobb), which is located at 1000 Parkwood Circle, #1000, Atlanta, Georgia 30339.

    During the past five years, Mr. Moore has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to United States federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

    The shares of the Company Common Stock that relate to this statement were obtained by Mr. Moore in the transaction described in Item 4 below.

Item 4. Purpose of Transaction

    Pursuant to a Combination Agreement dated January 16, 1998 (the "Agreement"), by and among the Company, International Verifact Inc., Checkmate Electronics, Inc. ("Checkmate") and Future Merger Corporation, and in consideration thereof, on June 25, 1998 (the "Closing Date") Mr. Moore received 1.2775 shares of Company Common Stock in exchange for each share of his Checkmate Common Stock.

Item 5. Interest in Securities of the Issuer

    Mr. Moore acquired beneficial ownership of the shares of Company Common Stock described in Item 3 to which this Statement on Schedule 13D relates as a result of the consummation of the transactions contemplated by the Agreement.

    Mr. Moore directly owns an aggregate of 632,091 shares of Company Common Stock, or 3.9% of the Company Common Stock outstanding as of the Closing Date.

    The number of shares of Company Common Stock as to which Mr. Moore has sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or direct the disposition, or shared power to dispose or direct the disposition for is set forth on the cover pages and such information is incorporated herein by reference.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

    On January 16, 1998, Ingenico, Mr. Spence and Mr. Moore entered into a Stockholders Agreement (the "Stockholders Agreement") pursuant to which the parties agreed, among other things, that for periods specified in the agreement (i) not to vote for approval of certain business combination proposals involving the Company, (ii) not to participate in certain third party tender offers, (iii) to vote for the election of certain persons as directors of the

                              Page 3 of 10 Pages

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Company, including Mr. Gerard Compain as a representative of
Ingenico, and Mr. Spence and Mr. George Whitton, (iv) to use their best efforts to have certain persons appointed to offices and committees, including the appointment of Mr. Compain to the Executive Committee of the Board of Directors, Mr. Spence to the position of Chairman of the Board and Mr. Whitton to the position of Vice Chairman of the Board, and (v) not to sell their Company Common Stock except in a registered offering under the Securities Act or pursuant to Rule 144 under the Securities Act unless the transferee of the Company Common Stock agrees in writing to be bound by the Stockholders Agreement.

Item 7.  Material to Be Filed as Exhibits

The Stockholders Agreement is filed as Exhibit A hereto.




              Page 4 of 10 Pages

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                                   SIGNATURE


     After reasonable inquiry and to the best knowledge and belief of the undersigned, the information set forth in this statement is true, complete and correct.

Dated: July 13, 1998


                                       /s/ Dudley L. Moore, Jr.
                                       ---------------------------------------
                                       Name: Dudley L. Moore, Jr.




                              Page 5 of 10 Pages
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                                EXHIBIT INDEX




Exhibit                                                           Sequential
  No.    Exhibit                                                   Page No.
  ---    -------                                                  ----------

   A     Stockholders Agreement dated as of January 16, 1998           8
         by and between Ingenico S.A., Dudley L. Moore, Jr.
         and J. Stanford Spence.
































                               Page 6 of 10 Pages


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                                 Exhibit A

Stockholders Agreement by and between Ingenico S.A., J. Stanford Spence and
             Dudley L. Moore, Jr. dated as of January 16, 1998.


                           Page 7 of 10 Pages

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                           STOCKHOLDERS AGREEMENT

     This AGREEMENT is dated January 16, 1998 (this "Agreement") among Ingenico S.A., an entity incorporated under the laws of France ("Ingenico"), Dudley L. Moore, Jr., a resident of the State of Georgia ("Moore"), and J. Stanford Spence, a resident of the State of Texas ("Spence").

     In consideration of the mutual promises and agreements set forth herein, the parties agree as follows:

     1. For a period ending the earlier of December 31, 1999 or 18 months from the Effective Date of the Combination Agreement, each of the parties hereto agrees to vote all of its or his shares owned (including any shares acquired after the parties entered into this Agreement)(collectively, the "Shares"), at any stockholders meeting or in any written consent for that purpose, against any business combination transaction involving IVI
Checkmate or its subsidiaries, such as a merger or share exchange, and further agrees not to tender shares into, make, cause any of its affiliates to make, or encourage others to make, during the term of this Agreement, a tender or exchange offer (in which the tendering party is required to make a filing under Section 14(d)(1) of the Securities Exchange Act of 1934, as amended)(a "Tender Offer") for Shares, in which the consideration to be received by each stockholder of IVI Checkmate is less than US$15 per Share in cash or other highly liquid consideration. The amount of the consideration is to be calculated two business days prior to any stockholders' vote required on such a transaction.

     2. Notwithstanding Section 1 above, in the event a Tender Offer has been made by a third party for consideration less than US$15, each party shall have the right to make a Tender Offer, provided that the consideration offered by such party for tendered shares in such Tender Offer must be greater than the amount offered in the initial third-party Tender Offer. Any party hereto may tender Shares to another party in a Tender Offer permitted under this Section 2.

     3. For a period of three years from the Effective Date of the Combination Agreement each of the parties hereto agrees to vote all of its or his Shares (or to cause the Trustee to vote its Exchangeable Shares), at any stockholders' meeting or in any written consent for that purpose, and take all other actions necessary, to ensure the election to the Board of Directors of IVI Checkmate of Gerard Compain (or any other designee of Ingenico), Spence and George Whitton; provided further, that if such persons are so elected by the stockholders of IVI Checkmate, the parties agree to use their best efforts to ensure the appointment of Spence as Chairman of the Board, George Whitton as Vice Chairman of the Board of IVI Checkmate and Gerard Compain as a member of the three-member Executive Committee of the Board of Directors.

     4. Nothing contained herein shall prevent any party, during the period ending the earlier of December 31, 1999 or 18 months following the Effective Date of the Combination Agreement, from (a) buying or otherwise acquiring additional Shares, or (b) selling shares (i) to the public pursuant to a registered offering under the Securities Act of 1933, as amended (the "Secures Act"), (ii) to the public through a broker or market-maker pursuant to the provisions of Rule 144 (or any successor rule) promulgated under the Securities Act, (iii) in a Tender Offer consistent with


                             Page 8 of 10 Pages



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Section 1 or Section 2 above, or (iv) in a business combination transaction approved by the stockholders of IVI Checkmate. Notwithstanding any other provision of this Agreement, no sale or other transfer of Shares may be made, other than pursuant to the immediately preceding sentence, unless the transferee has agreed in writing to be bound by the terms and conditions of this Agreement pursuant to an instrument in form and substance satisfactory to the parties hereto and the transfer complies with all applicable laws.

   5. In the event that Ingenico is conclusively and finally prohibited from exercising its right under the Investment Agreement to purchase shares of IVI Checkmate in an amount that would increase its ownership to 15% (as calculated in accordance with the Investment Agreement) of the voting capital stock of IVI Checkmate because such action would preclude pooling of interests accounting treatment with regard to the transactions contemplated by the Combination Agreement, the terms of Sections 1 and 2 of this Agreement shall terminate and shall be of no further force and effect.

   6. This Agreement shall be governed and construed in accordance with the laws of the State of Delaware applicable to agreements made and to be performed entirely within such state, without regard to the principles of conflicts of law thereof.

   7. With respect to any claim arising out of this Agreement, the parties agree to waive their right to a jury trial and agree to have such matter adjudicated in front of an arbitration panel in accordance with the provisions of the Combination Agreement.

   Capitalized terms used herein and not defined shall have the meanings ascribed to such terms in the Combination Agreement dated as of January 16, 1998 by and among IVI Checkmate Corp., a Delaware corporation ("IVI Checkmate"), International Verifact Inc., a Canadian corporation, Checkmate Electronics, Inc., a Georgia corporation, and Future Merger Corporation, a Georgia corporation and wholly-owned subsidiary of Newco.

   For purposes of this Agreement, "Investment Agreement" means that certain Investment Agreement dated as of December 5, 1996 between International Verifact Inc. and Ingenico, as amended.




                           Page 9 of 10 Pages


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     IN WITNESS WHEREOF, the undersigned have executed, or have caused to be executed, this Agreement on the date first written above.


                                       INGENICO S.A.


                                       By:  /s/ Gerard Compain
                                           -----------------------------------
                                       Name:  Gerard Compain
                                             ---------------------------------
                                       Title:  Vice Chairman
                                              --------------------------------


                                       /s/ Dudley L. Moore, Jr.
                                       ---------------------------------------
                                       Dudley L. Moore, Jr.


                                       /s/ J. Stanford Spence
                                       ---------------------------------------
                                       J. Stanford Spence




                             Page 10 of 10 Pages